SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D/A
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 7)


                     First Mid-Illinois Bancshares, Inc.
    ---------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $4.00 per share
    ---------------------------------------------------------------------
                       (Title of Class of Securities)


                                 320866 106
    ---------------------------------------------------------------------
                               (CUSIP Number)


                             Richard A. Lumpkin
                            121 South 17th Street
                           Mattoon, Illinois 61938
                               (217) 235-3366
    ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                             September 21, 2000
    ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or
   13d-1(g), check the following box  [   ].

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)


                              Page 1 of 6 Pages





   CUSIP No. 320866 106                  13D                  Page 2 of 6 Pages


         1      NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                Richard Anthony Lumpkin

         2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                        (b)  [x]
         3      SEC USE ONLY

         4      SOURCE OF FUNDS

                PF

         5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

         6      CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

           NUMBER OF           7     SOLE VOTING POWER

             SHARES                  367,458 Shares

          BENEFICIALLY         8     SHARED VOTING POWER

            OWNED BY                 87,957 Shares

              EACH             9     SOLE DISPOSITIVE POWER

           REPORTING                 367,458 Shares

             PERSON           10     SHARED DISPOSITIVE POWER

              WITH            10     87,957 Shares

         11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                455,415 Shares

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                               [ ]

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                20.2%

         14     TYPE OF REPORTING PERSON

                IN





   ITEM 1.   SECURITY AND ISSUER.

        This statement relates to the common stock, par value $4.00 per share (the "Common Stock"), of First Mid-Illinois Bancshares, Inc, a Delaware corporation (the "Company"), whose principal executive offices are located at 1515 Charleston Avenue, Mattoon, Illinois 61938.

   ITEM 2.   IDENTITY AND BACKGROUND.

        This statement is being filed by Richard Anthony Lumpkin, individually and as trustee of the various trusts described in Item 5 below. Mr. Lumpkin is a citizen of the United States of America. His principal occupation is serving as the Chief Executive Officer of Illinois Consolidated Telephone Company and Vice Chairman of McLeodUSA Incorporated. His business address is as follows: Illinois Consolidated Telephone Company, 121 South 17th Street, Mattoon, Illinois 61938.

        During the last five years, Mr. Lumpkin (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order finding any violation with respect to federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

   ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Since Mr. Lumpkin's most recently filed amendment to this statement on August 2, 1995, shares of Common Stock for which Mr. Lumpkin is reporting beneficial ownership herein have been acquired in the following manner: (i) 6,605 shares have been acquired pursuant to the deferral of director fees under the Company's Deferred Compensation Plan; (ii) 31,899 shares have been acquired pursuant to dividend reinvestment under the Company's Dividend Reinvestment Plan;
   (iii) 2000 shares have been awarded in the form of stock options under the Company's Stock Incentive Plan; (iv) 21,000 shares were purchased by The Lumpkin Foundation (see Item 5 below) using internal funds and 12,654 shares were acquired by gift by The Lumpkin Foundation; (v) 20,210 shares were acquired by the Richard A. Lumpkin Trust (see Item 5 below), 20,210 shares were acquired by the Mary Lee Sparks Trust (see Item 5 below) and 20,210 shares were acquired by the Gail Lumpkin Trust (see Item 5 below), all upon the conversion of the Company's Series A Preferred Stock on November 15, 1999 and (vi) 43,740 shares were acquired by SKL Investment Group, LLC (see Item 5 below). In addition to these acquisitions, Mr. Lumpkin has disposed of shares since his last filed amended statement on Schedule 13D, which shares are no longer reported herein, and Mr. Lumpkin is no longer reporting beneficial ownership of certain shares held by other persons because


                              Page 3 of 6 Pages





   he no longer holds voting or investment power over such shares. No borrowed funds were used for any of the above-listed acquisitions.

   ITEM 4.   PURPOSE OF TRANSACTION.

        Purchases of shares of Common Stock by Mr. Lumpkin have been for investment purposes. Mr. Lumpkin may purchase additional shares from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. Although Mr. Lumpkin has no present intention to sell any shares, he could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares held by him.

        Except as set forth above, Mr. Lumpkin does not have any plan or proposal which relates to any of the following matters:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

        (j)  Any action similar to any of those enumerated above.


                              Page 4 of 6 Pages





   ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

        (a) & (b) Mr. Lumpkin holds sole voting and investment power over the following shares of Common Stock: (i) 310 shares held individually; (ii) 11,130 shares held for the account of Mr. Lumpkin under the Company's Deferred Compensation Plan; (iii) 142,889 shares held by the Richard A. Lumpkin Trust, under which Mr. Lumpkin serves as trustee; (iv) 142,889 shares held by the Mary Lee Sparks Trust, under which Mr. Lumpkin serves as trustee; and (v) 68,240 shares held by the Gail Lumpkin Trust, under which Mr. Lumpkin serves as trustee. In his capacity as a director of The Lumpkin Foundation, Mr. Lumpkin is reporting shared voting and investment power over the 44,217 shares held by The Lumpkin Foundation; however, Mr. Lumpkin disclaims beneficial ownership of these 44,217 shares. Mr. Lumpkin's beneficial ownership reported herein includes 43,740 shares held by SKL Investment Group, LLC over which shares Mr. Lumpkin has shared voting and investment power. Mr. Lumpkin's beneficial ownership reported herein also includes 2000 shares which Mr. Lumpkin has the right to acquire by exercise of outstanding stock options under the Company's Stock Incentive Plan. Mr. Lumpkin's total beneficial ownership amounts to 455,415 shares of Common Stock, or 20.2% of the outstanding shares.

        (c) During the past 60 days, Mr. Lumpkin has effected no transactions in the Common Stock other than (i) a purchase of 9,865 shares at $28.25 per share on August 22, 2000 by SKL Investment Group, LLC and (ii) a purchase of 33,875 shares at $28.125 per share on August 30, 2000 by SKL Investment Group, LLC.

        (d) Other than the entities described in sub-items (a) & (b) above, to the knowledge of Mr. Lumpkin, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Lumpkin.

        (e)  Not applicable.

   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Lumpkin and any person with respect to any securities of the issuer.

   ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

        None.






                              Page 5 of 6 Pages





                                 SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated:    September 21, 2000

                                           /s/ Richard Anthony Lumpkin
                                           -----------------------------
                                           Richard Anthony Lumpkin










































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